Exhibit 6.1

GLOBE TELECOM, INC.

Earnings Per Share/Diluted Earnings Per Share Computation

(in Thousand Pesos and U.S. Dollars )

	December 31, 2003
	Basic EPS			Diluted EPS
Phillippine GAAP
Net income reported under Philippine GAAP	(Peso)	10,345,253	$186,113	(Peso)	10,345,253	$186,113
Less Dividends from preferred shares		(67,957)	(1,223)		—	—

Net income available to common shares		10,277,296	184,890		10,345,253	186,113

Weighted average number of shares		149,405	149,405		150,706	150,706

Per share figures	(Peso)	68.788	$1.238	(Peso)	68.645	$1.235

U.S. GAAP
Reported under Philippine GAAP	(Peso)	68.788	$1.238	(Peso)	68.645	$1.235
Add (deduct):
Foreign exchange losses capitalized to property and equipment accounts - net		(7.412)	(0.133)		(7.348)	(0.132)
Depreciation expense on capitalized foreign exchange losses - net		4.066	0.073		4.031	0.073
ARO Implementation		(1.559)	(0.028)		(1.546)	(0.028)
Deferred up-front fees under SAB 101 - net of amortization		0.237	0.004		0.235	0.004
Deferred revenues under EITF 00-21 - net of amortization		(0.606)	(0.011)		(0.601)	(0.011)
Deferred disounts related to unearned revenues under EITF 01-09		1.556	0.028		1.542	0.028
Compensation expense		(0.070)	(0.001)		(0.070)	(0.001)
Pension expense		(0.005)	(0.000)		(0.005)	(0.000)
Fair value adjustments on hedging and other instruments - net		(1.467)	(0.026)		(1.455)	(0.026)
Fair value adjustments on AFS securities to other comprehensive loss		0.070	0.001		0.079	0.001
Fair value adjustment to the underlying hedged obligations		(0.060)	(0.001)		(0.061)	(0.001)
Tax benefits recognized as reduction of goodwill		(8.880)	(0.160)		(8.806)	(0.158)
Effect of deferred income tax		2.150	0.039		2.126	0.038

Per share figures	(Peso)	56.808	$1.022	(Peso)	56.766	$1.021